Legg Mason Partners Income Trust
Legg Mason Partners High Income Fund
Sub-item 77M


HERITAGE INCOME TRUST
HIGH YIELD BOND FUND

SUPPLEMENT DATED JULY 8, 2008
TO THE PROSPECTUS DATED MARCH 1, 2008

*** Important Notice Regarding Fund Reorganization ***

Proposed Reorganization. On July 7, 2008, the Board of Trustees (the Board) of Heritage Income Trust (the Trust) approved, subject to shareholder approval, a proposed reorganization (the Reorganization) of the High Yield Bond Fund (the Fund), a series of the Trust, into the Legg Mason Partners High Income Fund (the Acquiring Fund), a series of the Legg Mason Partners Income Trust. Heritage Asset Management (Heritage), the adviser to the Fund, recommended the Reorganization to the Board because of the limited viability of the Fund in light of its current asset size and narrow prospects for future asset growth. In order to accomplish the Reorganization, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the Plan).

The Plan provides for (1) the transfer of the Funds assets and stated liabilities to the Acquiring Fund in exchange solely for shares of the Acquiring Fund that correspond to each class of shares of the Fund; and (2) the Fund to distribute the shares of the Acquiring Fund received by the Fund to its shareholders in complete liquidation of the Fund and in cancellation of all of the Funds shares of beneficial interest. Shareholders of the Fund will receive the number of full and fractional shares of each class of the Acquiring Fund equal in value to the full and fractional shares of the corresponding class of the Fund held by the shareholders prior to the Reorganization. The Reorganization is intended to qualify as a tax-free transaction for federal income tax purposes.

The Board has called a shareholder meeting where shareholders will consider and vote on the Plan. This meeting will occur on October 3, 2008, at the offices of Heritage, 880 Carillon Parkway, St. Petersburg, Florida 33716, at 10:00 a.m. Eastern time. If approved by shareholders, the Reorganization is scheduled for October 10, 2008.

Suspension of Purchases. As a result of the proposed Reorganization, effective July 31, 2008, the Fund will no longer accept purchases or exchanges into the Fund.

Please feel free to contact Heritage at 800-421-4184 with any questions you may have regarding the Reorganization.

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INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH
THE PROSPECTUS FOR FUTURE REFERENCE